Exhibit 12.1

Primo Water Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Nine months ended September 30, 2011	Fiscal Year Ended December 31,
		2010	2009	2008	2007	2006
Earnings:
Loss from continuing operations before income taxes	$(5,921)	$(12,893)	$(8,174)	$(13,608)	$(12,170)	$(10,608)
Add: Fixed charges	1,453	3,860	2,625	652	582	400

Total loss to cover fixed charges	$(4,468)	$(9,033)	$(5,549)	$(12,956)	$(11,588)	$(10,208)

Fixed Charges:
Interest expense	$957	$3,431	$2,258	$153	$29	$24
Interest portion of rent expense*	496	429	367	499	553	376

Total Fixed Charges	$1,453	$3,860	$2,625	$652	$582	$400

Deficiency of Earnings to Cover Fixed Charges	$(5,921)	$(12,893)	$(8,174)	$(13,608)	$(12,170)	$(10,608)

*	The estimate of the interest portion of rental expense is calculated as one-third of total rental expense for the period.